Exhibit (a)(5)
VMS NATIONAL RESIDENTIAL PORTFOLIO I
VMS NATIONAL RESIDENTIAL PORTFOLIO II
July 26, 2007
Dear Limited Partner:
     As a limited partner of VMS National Residential Portfolio I (“Portfolio I”) or VMS National Residential Portfolio II (“Portfolio II” and together with Portfolio I, the “Partnerships”), you were given notice and an opportunity to object in connection with certain transactions (the “Affiliated Contribution” and “Unaffiliated Sales,” collectively referred to as the “Transactions”) entered into by VMS National Properties Joint Venture (“VMS”). The Transactions were described in a Proxy Statement-Prospectus that was mailed to limited partners on or about February 22, 2007. In connection with the Transactions, please be advised of the following:
1)	As of March 29, 2007, VMS was authorized by the limited partners to complete the Transactions, as written notices of objection to the Transactions from limited partners owning more than 50% of the aggregate units (“Units”) of Portfolio I and Portfolio II were not received on or prior to March 28, 2007.

2)	VMS has now completed both the Transactions. On March 30, 2007, VMS completed the sale of the following Unaffiliated Sale Properties: North Park Apartments, Chapelle Le Grande, The Bluffs, Watergate Apartments, Shadowood Apartments, and Vista Village Apartments. On April 3, 2007, VMS completed the sale of Terrace Gardens. On May 31, 2007, VMS completed the sale of Forest Ridge Apartments. On June 1, 2007, VMS completed the Affiliated Contribution of Casa de Monterey, Buena Vista Apartments, Crosswood Park Apartments, Mountain View Apartments, Pathfinder Village Apartments, Scotchollow Apartments, and The Towers of Westchester Park.

3)	The Partnership will make its final distribution of cash to all non-defaulted limited partners after the Partnership’s federal and state tax returns have been completed and as the dissolution process allows. It is currently estimated that such cash distributions will be made on or around December 15, 2007, although no assurances can be given regarding timing of the distribution.
     For further information regarding the disposition of the Affiliated Contribution and the Unaffiliated Sales, see the final Proxy Statement-Prospectus of Apartment Investment and Management Company and Aimco Properties, L.P., dated February 22, 2007, as supplemented.

Very truly yours, MAERIL, Inc. Managing General Partner of the Partnerships